Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund November 2011 Update
December 21, 2011

Supplement dated December 21, 2011 to Prospectus dated April 29, 2011
Class	November ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.6%	-12.9%	$48.4M	$1,296.47
B	-0.6%	-13.4%	$481.0M	$1,100.24
Legacy 1	-0.4%	-11.1%	$5.8M	$910.91
Legacy 2	-0.4%	-11.6%	$16.4M	$901.95
Global 1	-0.4%	-11.2%	$13.9M	$873.84
Global 2	-0.4%	-11.5%	$28.4M	$865.91
Global 3	-0.6%	-13.0%	$231.3M	$823.51
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

MF Global Update
As previously disclosed, on October 31, 2011, the Securities Investor Protection Corporation (“SIPC”) initiated bankruptcy proceedings and the liquidation of MF Global Holdings Ltd., the parent of MF Global Inc. (“MF Global”), one of the clearing brokers of Grant Park Futures Fund Limited Partnership (“Grant Park”).  As of November 30, 2011, approximately 1.5%, or $12.4 million, of Grant Park’s assets remain under the control of the MF Global bankruptcy trustee and are held in cash and U.S. Treasury bills in customer segregated or secured accounts.

As disclosed on November 18, 2011, Dearborn Capital Management, LLC (“Dearborn”), Grant Park’s general partner, voluntarily agreed to provide a one-time reimbursement of an amount up to $3 million for any actual non-trading losses incurred by Grant Park as a direct result of the MF Global bankruptcy and the uncertainty about the timing and value of Grant Park’s assets which remain to be recovered from MF Global (the “Reimbursement”).

The liquidation process continues to proceed, albeit at a slow, deliberate pace. To mitigate investors’ concerns regarding this ongoing process, Dearborn has agreed to purchase from Grant Park all of its rights to or interest in any and all property, claims, foreign secured accounts (and value thereof) and customer segregated accounts (and value thereof) held by the MF Global bankruptcy trustee for $12.4 million (the “Purchased Claim”) under the terms of a Transfer of Claim Agreement dated December 16, 2011 (the “Agreement”).  The purchase price represents 100% of the remaining outstanding claims relating to the customer segregated and foreign secured accounts at MF Global on the books of Grant Park as of December 16, 2011.

A copy of the SEC filing and the Agreement may be found on the Grant Park Fund website, www.grantparkfunds.com, under the section titled, “SEC Filings.”  Please contact your financial advisor with any questions.

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Sector Commentary
Currencies:  The U.S. dollar posted its second biggest monthly gain of 2011 as investor demand for safe-haven assets surged.  In the Eurozone, the combination of inaction by European officials, sovereign debt downgrades, and the resignation of Italy’s prime minister all led to sharp declines in the euro against major currencies.  Pessimism about the global economy and a sharp drop in the commodities markets led to a near 6% and 8% decline of the Australian and New Zealand dollars respectively.

Energy:   Crude oil markets rallied over 6% as a bullish unemployment report early in the month supported optimistic demand forecasts.  Speculation that Russian oil exports may decline also helped propel the crude oil markets higher.  Natural gas markets declined steadily due to increased domestic inventories and mild temperatures across the U.S.

Equities:  Global equity markets tumbled in November as investors reduced risk in their portfolios.  In Europe, safe-haven demand was supported by beliefs elevated borrowing costs in Spain and Italy would hinder the Eurozone’s economic recovery.  U.S. stocks were under pressure due to a downward revision of the nation’s year-to-date Gross Domestic Product data and underwhelming weekly employment estimates.

Fixed Income:  U.S. Treasury markets posted solid gains as increased risk-aversion and weak demand for European sovereign debt drove investors towards the safer U.S. debt markets.  German bunds fell as investors liquidated positions to diversify exposures away from the European markets.

Grains/Foods:  Grains prices generally declined after reports predicted record-high production for upcoming harvests.  Fears of the Eurozone financial crisis affecting international demand for U.S. grains added to declines.  Sugar prices experienced a near 10% drop due to reports which predicted ongoing strong sugar production from Brazil and Southeast Asia.

Metals:  Fears surrounding the ongoing plight of the Eurozone financial system led to heavy liquidations in the base metals markets and drove prices lower.  Base metals markets also fell in response to weak economic data in the U.S. including, pessimistic housing data and depressed consumer confidence figures.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-10,715,508	$-25,092,868
Change In Unrealized Income (Loss)	11,795,177	-31,035,975
Brokerage Commission	-190,376	-2,449,749
Exchange, Clearing Fee and NFA Charges	-65,817	-1,343,916
Other Trading Costs	-789,052	-8,442,117
Change in Accrued Commission	-16,862	72,552
Net Trading Income (Loss)	17,562	-68,292,073

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$143,781	$2,198,761
Interest, Other	43,916	688,495
U.S. Government Securities Gain (Loss)	0	0
Dividend Income/GP Guarantee for MFG Balances	0	72,393
Total Income (Loss)	205,259	-65,332,424

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	690,611	6,330,854
Operating Expenses	177,018	2,063,337
Organization and Offering Expenses	204,036	2,367,098
Brokerage Expenses	4,078,578	48,487,458
Dividend Expenses/MFG Provision	0	159,212
Total Expenses	5,150,243	59,407,959

Net Income (Loss)	$-4,944,984	$-124,740,383

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$842,668,475	$891,912,771
Additions	6,021,660	165,159,540
Net Income (Loss)	-4,944,984	-124,740,383
Redemptions	-18,490,973	-107,077,750
Balance at November 30, 2011	$825,254,178	$825,254,178

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,296.471	37,340.98091	$48,411,507	-0.57%	-12.91%
B	$1,100.235	437,200.30782	$481,022,962	-0.62%	-13.43%
Legacy 1	$910.906	6,323.15185	$5,759,799	-0.40%	-11.12%
Legacy 2	$901.946	18,180.66018	$16,397,968	-0.42%	-11.56%
Global 1	$873.843	15,949.32269	$13,937,209	-0.39%	-11.23%
Global 2	$865.909	32,818.90203	$28,418,186	-0.41%	-11.46%
Global 3	$823.507	280,880.01553	$231,306,547	-0.56%	-12.95%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership